HOLLINGER INC.

                HOLLINGER INC. ANNOUNCES AN OFFER TO HOLDERS
                       OF SERIES II PREFERENCE SHARES

          Toronto, Canada, March 16, 1999 -- Hollinger Inc. ("Hollinger") (TSE, ME, VSE: HLG.C, NASDAQ: HLGCF) announced today that it will make a pro rata offer to convert 25 million (or $250 million) of its Series II Preference Shares (approximately 50% of the series) into Series III Preference Shares on a share-for-share basis. The Series II Preference Shares are listed on the Toronto, Montreal and Vancouver stock exchanges (HLG.PR.B) and were valued by Hollinger at $10.00 per share when issued.

          The terms of the new Series III Preference Shares will provide for a mandatory redemption on the fifth anniversary of issue for $10.00 cash per share (plus unpaid dividends) and an annual cumulative dividend, payable quarterly, of $0.70 per share (or 7%) during the five year term. Hollinger will have the right at its option to redeem all or any part of the Series III Preference Shares at any time after three years for $10.00 cash per share (plus unpaid dividends). Holders will have the right at any time to retract Series III Preference Shares for a retraction price payable in cash which, during the first four years will be calculated by reference to Government of Canada Bonds having a comparable yield and term, and during the fifth year will be $9.50 per share (plus unpaid dividends in each case).

          The offer will enable holders of Series II Preference Shares who wish to do so to continue to receive a 7% annual dividend beyond the Initial Term of the Series II Preference Shares (which will expire as early as May 8, 1999 and no later than November 8, 1999) and to have the right to receive a cash payment of $10 per share after five years as holders of Series III Preference Shares.

          The offering circular will be mailed to shareholders as soon as possible.

          This press release does not constitute an offer to sell or a solicitation of an offer to buy shares of Hollinger Inc. or Hollinger International Inc. in any jurisdiction in which such offer would be unlawful. Shares of Hollinger Inc. and Hollinger International Inc. will be offered only through the issuer bid circular.

          Hollinger Inc. is a Canadian-based international newspaper company that through its subsidiaries is engaged primarily in the publishing, printing and distribution of newspapers and magazines in the United Kingdom, the United States, Canada and Israel.

                    For further information please call:


J. A. Boultbee                           Peter Y. Atkinson
Executive Vice-President and CFO         Vice-President and General Counsel
Hollinger Inc.                           Hollinger Inc.
(416) 363-8721                           (416) 363-8721